Filed by First Busey Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cummins-American Corp.

Commission File Number: 000-15950

Date: January 19, 2021

A Future to Believe In | We Look Forward to Working Together with You

To the talented and dedicated associates of Glenview State Bank,

We are excited to partner with you and your communities. While the realization of this partnership will be subject to regulatory approval and other conditions, we appreciate the opportunity to share more information with you about Busey now. While this can be a time of uncertainty—and we will work diligently to earn your trust—please know Busey is committed to building upon your heritage and continuing to grow your bank in a manner consistent with GSB’s current strategy. We are honored to partner with Glenview State Bank as we are committed and well-positioned to further your organization’s longstanding traditions.

Like Glenview State Bank, Busey has been an active community partner for more than a century, working diligently to benefit our 4 Pillars—associates, customers, shareholders and communities. We share your dedication to strong multi-generational relationships with customers, and unwavering service commitment—making our organizations natural partners. We anticipate the transaction between our holding companies, pending the completion of customary closing conditions including regulatory and other approvals, will close in Q2 2021, and we will keep you apprised as more information becomes available.

By capitalizing on our shared synergies and vision of customer service excellence, we believe our partnership will further strengthen our banking footprint—complementing your presence across the NorthShore & Northwest communities with our presence in Northern and Central Illinois, St. Louis, Indianapolis and Southwest Florida areas—and expanding our collective ability to meet customers’ and communities’ growing needs. We are committed to working closely with you to provide the resources and financial delivery systems needed to spur economic and community development, while preserving a local community bank approach.

Thank you for your hard work in building strong relationships with your customers, serving your fellow associates, investing your time and energy in your communities and building value in your organization. These are just a few of the reasons we are excited to partner with you in the years to come. We encourage you to continue focusing on what you do best—serving each other and your customers, while delivering leadership, stewardship and advocacy to the community—and we humbly ask that you join us in continuing to be among the Best-In-State Banks, Best Places to Work in Illinois, Indiana and Missouri, Best Companies to Work For in Florida and Best Banks to Work For in the years to come. We are excited to partner with an organization as passionate about having an engaged associate-base, focused on attracting and retaining the best associates and committed to serving the needs of our communities and shareholders.

In the coming months, as this process unfolds and proper approvals are received, we will share more about how our organizations will come together to meet our customers’ growing financial needs. In the meantime, we encourage you to ask questions to your leaders while continuing to provide the high level of service to your customers and each other. While continuing to navigate the global pandemic and keeping the safety of both Busey and GBS team members as top priority, we look forward to meeting all of you in-person or virtually in the coming days and weeks ahead!

Kindest regards,

Your future teammates at Busey

Special Note Concerning Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey Corporation (“First Busey”) and Cummins-American Corp. (“CAC”).  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and CAC’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor CAC undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and CAC to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and CAC will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of CAC with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of CAC’s shareholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economy (including the impact of tariffs, a U.S. withdrawal from or significant negotiation of trade agreements, trade wars and other changes in trade regulations); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), or other adverse external events that could cause economic deterioration or instability in credit markets; (x) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and CAC’s general business; (xi) changes in accounting policies and practices, including CECL, which changed how First Busey estimates credit losses; (xii) changes in interest rates and prepayment rates of First Busey’s and CAC’s assets (including the impact of the London Inter-bank Offered Rate phase-out); (xiii) increased competition in the financial services sector and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or employees; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of CAC; (xviii) unexpected outcomes of existing or new litigation involving First Busey or CAC; and (xix) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional information concerning First Busey and its business, including additional factors that could materially affect First Busey’s financial results, are included in First Busey’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of CAC that also constitutes a prospectus of First Busey, which, when finalized, will be sent to the shareholders of CAC seeking their approval of the respective merger-related proposals. CAC’s shareholders are advised to read the Registration Statement on Form S-4 and the related proxy statement/prospectus, as well as any amendments or supplements to those documents and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, when they become available because they will contain important information about First Busey, CAC and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and CAC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4556, or from CAC, upon written request to Cummins-American Corp., 800 Waukegan Road, Glenview, Illinois 60025 Attn: Corporate Secretary, or by calling (847) 729-1900.

Participants in this Transaction

First Busey, CAC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of CAC in connection with the proposed transaction under the rules of the SEC. Information about First Busey’s directors and officers may be found in First Busey’s definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 9, 2020, a copy of which can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, including CAC’s officers and directors, will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.